Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 12, 2026

TO THE PROSPECTUS DATED APRIL 18, 2025

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 18, 2025, as supplemented by Supplement No. 1 dated May 15, 2025, Supplement No. 2 dated June 16, 2025, Supplement No. 3 dated July 15, 2025, Supplement No. 4 dated August 15, 2025, Supplement No. 5 dated September 15, 2025, Supplement No. 6 dated October 15, 2025, Supplement No. 7 dated November 17, 2025, Supplement No. 8 dated December 15, 2025, Supplement No. 9 dated December 30, 2025, and Supplement No. 10 dated January 15, 2026 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to provide an update on the tax characterization of our 2025 distributions;
•
to disclose the transaction price for each class of our common stock as of March 1, 2026;
•
to disclose the calculation of our January 31, 2026 net asset value (“NAV”) per share/unit for all share/unit classes;
•
to provide an update on the current public offering; and
•
to update the “Experts” section of the Prospectus.

Tax Characterization of 2025 Distributions

100% of our distributions for the year ended December 31, 2025 were characterized as a return of capital for federal income tax purposes.

March 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2026 (and repurchases, if applicable, as of February 28, 2026) is as follows:

Transaction Price (per share)
Class T	$10.89
Class S	$10.90
Class D	$10.90
Class I	$10.90
Class A-I	$10.77
Class A-II	$10.74

As of January 31, 2026, we had not sold any Class S or Class D common shares. The transaction price for each of our Class S and Class D common shares is based on the NAV per share for our Class I common shares as of January 31, 2026. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

January 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of January 31, 2026 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of January 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of January 31, 2026 ($ and shares/units in thousands):

Components of NAV	January 31, 2026
Investments in real estate at fair value	$470,409
Cash and cash equivalents	15,106
Restricted cash	5,596
Other assets	1,311
Mortgage notes at fair value, net of deferred financing costs	(194,489)
Other liabilities	(3,769)
Management fee payable	(41)
Accrued performance participation allocation	(69)
Accrued distribution fees (1)	0
Preferred stock	(222)
Net asset value	$293,832
Number of outstanding shares/units	25,778

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(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of January 31, 2026, we had accrued $132 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of January 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$2	$6,086	$29,811	$29,255	$1,157	$227,521	$293,832
Number of outstanding shares/units (1)	0	558	2,767	2,725	100	19,628	25,778
NAV per share/unit as of January 31, 2026	$10.89	$10.90	$10.77	$10.74	$11.59	$11.59

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(1) There were 223.76 shares of Class T common stock outstanding as of January 31, 2026.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost, which we expect to represent fair value at that time. In the future, as we establish new values for our newly acquired real estate investments, we will provide information on key assumptions used in the valuation methodology and a sensitivity analysis related thereto.

The valuation of our investments in real estate as of January 31, 2026 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, except that the recently acquired Torrance Property was valued at cost in accordance with our valuation guidelines. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.40%	5.95%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.92%
(weighted average)	0.25% increase	(1.87%)
Exit Capitalization Rate	0.25% decrease	2.64%
(weighted average)	0.25% increase	(2.38%)

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of December 31, 2025 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of December 31, 2025 ($ and shares/units in thousands):

Components of NAV	December 31, 2025
Investments in real estate at fair value	$469,309
Cash and cash equivalents	13,248
Restricted cash	5,596
Other assets	1,463
Mortgage notes at fair value, net of deferred financing costs	(194,719)
Other liabilities	(3,292)
Management fee payable	(40)
Accrued performance participation allocation	(535)
Accrued distribution fees (1)	0
Preferred stock	(220)
Net asset value	$290,810
Number of outstanding shares/units	25,632

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(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of December 31, 2025, we had accrued $132 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$2	$5,848	$29,595	$27,922	$1,148	$226,295	$290,810
Number of outstanding shares/units (1)	0	538	2,757	2,609	100	19,628	25,632
NAV per share/unit as of December 31, 2025	$10.86	$10.87	$10.73	$10.70	$11.53	$11.53

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(1) There were 223.03 shares of Class T common stock outstanding as of December 31, 2025.

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 578,182.11 Class I shares and 2,447.21 Class T shares in the primary offering for gross offering proceeds of approximately $6,131,258. We have issued 12,828.95 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $137,305 and 1.46 Class T shares pursuant to our distribution reinvestment plan for a total value of approximately $16. As of the date hereof, we have not sold any Class S or Class D shares in this offering. As of the date hereof, $4,993,731,421 in shares remain available for sale pursuant to this offering, including up to $999,862,679 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts

The statements included in this Supplement under the section titled “January 31, 2026 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.